SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                          FREEDOM TAX CREDIT PLUS L.P.
                            (Name of Subject Company)

            SCM SPECIAL FUND, LLC AND MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                       Beneficial Assignment Certificates
                         (Title of Class of Securities)

                                     unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
Christine Simpson                              Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                 MacKenzie Patterson Fuller, LP
1640 School Street                             1640 School Street
Moraga, California  94556                      Moraga, California  94556
(925) 631-9100 ext.224                         (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                Transaction                         Amount of
                Valuation*                         Filing Fee
                ----------                         ----------
                $288,660                               $30.89

 * For purposes of calculating the filing fee only. Assumes the purchase of 14,433 Beneficial Assignment Certificates at a purchase price equal to $20 per Beneficial Assignment Certificate in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:
     Form or Registration Number:
     Filing Party:
     Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going private transaction subject to Rule 13e-3
[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by SCM Special Fund, LLC and MacKenzie Patterson Fuller, LP. (collectively the "Purchasers") to purchase up to 14,433 Beneficial Assignment Certificates, representing assignments of limited partnership interests (the "Units") in Freedom Tax Credit Plus L.P. (the "Partnership"), the subject company, at a purchase price equal to $20 per Unit, less the amount of any distributions declared or made with respect to the Units between September 22, 2006 (the "Offer Date") and October 31, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2006 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers.

     In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires. Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

     The Partnership had 4,139 holders of record owning an aggregate of 72,896 Units as of June 30, 2006, according to its Annual Report on Form 10-K for the period ending March 31, 2006. The Purchasers and their affiliates currently beneficially own 0 Units, or 0.0% of the outstanding Units. The 14,433 Units subject to the Offer constitute 19.8% of the outstanding Units. Consummation of the offer, if all Units sought are tendered, would require payment by the Purchasers of up to $288,660 in aggregate Purchase Price, which the Purchasers intend to fund out of their current working capital.

     The address of the Partnership's principal executive offices is 625 Madison Avenue, New York, New York 10022, and its phone number is (212) 317-5700.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)   Offer to Purchase dated September 22, 2006

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated September 22, 2006

(a)(4)   Form of additional transfer documents required by general partner

(b)-(h)  Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 22, 2006

SCM Special Fund, LLC and MacKenzie Patterson Fuller, LP

By:      /s/ Chip Patterson
         ---------------------------
         Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

                                 EXHIBIT INDEX


Exhibit  Description

(a)(1)   Offer to Purchase dated September 22, 2006

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated September 22, 2006

(a)(4)   Additional transfer documents required by general partner